Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-11 of our report dated December 11, 2009 relating to the consolidated financial statements and financial statement schedules of Americold Realty Trust and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) the change in the method of accounting for uncertainty in income taxes, effective January 1, 2007 and (2) the restatement of the consolidated statement of cash flows for the period April 1, 2008 to December 31, 2008 (Successor) as discussed in Note 2), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
December 11, 2009